UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 13, 2018

SABAN CAPITAL ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-37878	98-1296434
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10100 Santa Monica Boulevard, 26th Floor
Los Angeles, California	90067
(Address of principal executive offices)	(Zip Code)

(310) 557-5100

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☑	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement

Business Combination Agreement

Saban Capital Acquisition Corp. (“SCAC”), a blank check company incorporated in the Cayman Islands, was formed for the purpose of effecting a business combination with one or more businesses. On September 13, 2018, SCAC entered into a Business Combination Agreement (the “Business Combination Agreement”) with Panavision Acquisition Sub, Inc., a Delaware corporation and direct wholly owned subsidiary of SCAC (“Panavision Acquisition Sub”), SIM Acquisition Sub, Inc., an Ontario corporation and direct wholly owned subsidiary of SCAC (“SIM Acquisition Sub”), Panavision Inc., a Delaware corporation (“Panavision”), SIM Video International Inc., an Ontario corporation (“SIM”), each of the Dragging SIM Holders (as defined in the Business Combination Agreement), solely in its capacity as the initial Panavision Holder Representative (as defined in the Business Combination Agreement), Cerberus PV Representative, LLC, a Delaware limited liability company, and in its capacity as the initial SIM Holder Representative (as defined in the Business Combination Agreement) and a SIM Seller (as defined below), Granite Film and Television Equipment Rentals Inc., an Ontario corporation.

The Business Combination Agreement provides that, among other things and in accordance with the terms and subject to the conditions thereof, the following transactions shall occur (the “Business Combination”):

(i) prior to the closing of the transactions contemplated by the Business Combination Agreement (the “Closing”), SCAC shall domesticate as a Delaware corporation in accordance with Section 388 of the Delaware General Corporation Law, as amended (the “DGCL”), and the Cayman Islands Companies Law (2018 Revision) (the “Domestication”);

(ii) at the Closing and in accordance with Section 251 of the DGCL, Panavision Acquisition Sub will merge with and into Panavision, the separate corporate existence of Panavision Acquisition Sub will cease and Panavision will be the surviving corporation and a wholly owned subsidiary of SCAC (the “Merger”);

(iii) at the Closing, SIM Acquisition Sub will purchase all of the issued and outstanding shares of capital stock of SIM (the “SIM Shares”) and SIM will be an indirect, wholly owned subsidiary of SCAC (the “Purchase” and, together with the Merger, the “Acquisitions”); and

(iv) upon the effective time of the Merger (the “Effective Time”), SCAC will change its name to “Panavision Holdings Inc.”

The Board of Directors of SCAC has unanimously (i) approved and declared advisable the Business Combination Agreement, the Business Combination and the other transactions contemplated by the Business Combination Agreement and (ii) resolved to recommend approval of the Business Combination Agreement and other related matters by the shareholders of SCAC.

The Domestication

Pursuant to the Domestication, (i) all issued and outstanding Class F ordinary shares, par value $0.0001 per share, of SCAC (the “Class F Ordinary Shares”) and Class A ordinary shares, par value $0.0001 per share, of SCAC (the “Class A Ordinary Shares”) will convert automatically by operation of law, on a one-for-one basis (and, in the case of the Class F Ordinary shares, without giving effect to any rights to adjustment or other anti-dilution protections) into shares of common stock, par value $0.0001 per share, of SCAC (after its domestication as a corporation incorporated in the State of Delaware) (the “SCAC Common Stock”) and (ii) each issued and outstanding warrant to purchase one Class A Ordinary Share (the “Warrants”) will convert automatically by operation of law, into warrants to acquire shares of SCAC Common Stock (the “SCAC Warrants”), subject to the same terms and conditions as the Warrants.

Effects of the Transaction; Consideration

The aggregate consideration to be paid to the equityholders of Panavision and the SIM Sellers shall consist of (i) cash in an amount equal to $478,500,000, subject to certain adjustments, (ii) 11,200,000 shares of SCAC Common Stock, subject to certain adjustments, and (ii) 2,750,000 Panavision Contingent Shares (as defined below).

The Merger Consideration

Pursuant to the Business Combination Agreement, the aggregate consideration to be paid to the equityholders of Panavision shall consist of (i) cash in an amount equal to $368,500,000, subject to certain adjustments, (ii) 8,100,000 shares of SCAC Common Stock, subject to certain adjustments (together with (i), the “Merger Consideration”), and (iii) 2,750,000 Panavision Contingent Shares.

At the Effective Time, each issued and outstanding share of common stock, par value $0.01 per share, of Panavision (“Panavision Common Stock”), immediately prior to the Effective Time (other than any shares of Panavision Common Stock owned by Panavision (which will be canceled and no payment will be made with respect thereto) or with respect to which appraisal rights under the DGCL are properly exercised and not withdrawn) will be canceled and converted automatically into and become the right to receive the applicable portion of the Merger Consideration and Panavision Contingent Shares as determined in accordance with the Business Combination Agreement. In addition, whether vested or unvested, the Panavision Options and Restricted Stock (each as defined in the Business Combination Agreement), shall vest in full and shall be canceled and, if applicable, converted into the right to receive the applicable portion of the Merger Consideration (if any) as determined in accordance with the Business Combination Agreement. Further, certain participants in the Panavision Inc. Long Term Incentive Catch-up Plan (the “Catch-up Plan Participants”) will be entitled to receive a portion of the Merger Consideration as determined in accordance with the Business Combination Agreement.

The SIM Purchase Price

Pursuant to the Business Combination Agreement, the aggregate consideration to be paid to the holders of all of the issued and outstanding SIM Shares as of immediately prior to the Effective Time (including, for the avoidance of doubt, any SIM Shares issued upon the exercise of SIM Options prior to such time (as defined in the Business Combination Agreement)) (collectively, the “SIM Sellers”) shall consist of cash in an amount equal to $110,000,000, subject to certain adjustments, and 3,100,000 shares of SCAC Common Stock, subject to certain adjustments (collectively, the “SIM Purchase Price”). Each SIM Seller shall be entitled to receive a portion of the SIM Purchase Price equal to (i) the Purchase Price Per Fully Diluted SIM Share (as defined in the Business Combination Agreement) multiplied by (ii) the number of shares of SIM Capital Stock (as defined in the Business Combination Agreement) held by such SIM Seller immediately prior to the Effective Time. SIM shall take all necessary action to fully accelerate the vesting of each SIM Option and provide each SIM Optionholder the opportunity to exercise such SIM Option prior to the Effective Time in accordance with the Business Combination Agreement. All unexercised SIM Options shall be terminated and expire as of the Closing without payment therefor.

Adjustments to the Merger Consideration

The portion of the cash consideration payable to the equityholders of Panavision and the Catch-up Plan Participants shall be subject to adjustment and payable in SCAC Common Stock pursuant to the terms of the Business Combination Agreement if (i) SCAC’s public shareholders exercise their rights to redeem their Class A Ordinary Shares in connection with the SCAC Extension Approval (as defined below), the approval of the Business Combination Agreement or otherwise pursuant to SCAC’s Amended and Restated Memorandum and Articles of Association (each a “Redemption”) in an aggregate amount exceeding $25,000,000 or (ii) if SCAC would have less than $30,000,000 in available cash and cash equivalents immediately following the Closing, on a pro forma basis, taking into account the transactions contemplated by the Business Combination Agreement and net of any Redemptions, deferred underwriting commissions and other fees.

Contingent Shares

Pursuant to the terms of the Business Combination Agreement and the Contribution Agreement (as defined below), from and after the Closing until the seventh anniversary of the Closing Date (the “Contingent Share Period”), an additional 2,750,000 shares of SCAC Common Stock granted to the holders of Panavision Common

Stock as part of the Merger Consideration (the “Panavision Contingent Shares”) and the 3,250,000 Founder Contingent Shares (as defined below) shall be subject to vesting and other restrictions set forth in the Business Combination Agreement until a Triggering Event (as defined below) occurs. In the event that the Founder Contingent Shares or the Panavision Contingent Shares (collectively, the “Contingent Shares”) have not become vested and free of restrictions pursuant to a Triggering Event on or prior to the end of the Contingent Shares Period, each holder of unvested Contingent Shares shall contribute and forfeit such Contingent Shares to SCAC for no consideration.

From and after the Closing, until any Contingent Shares vest and become free of the restrictions contemplated by the Business Combination Agreement, holders of the Contingent Shares shall: (i) immediately contribute to SCAC the net after-tax amount (determined pursuant to the Business Combination Agreement) of any and all dividends or distributions received by such holder in respect of such unvested Contingent Shares, (ii) vote such shares pro rata with other shareholders of SCAC on every matter submitted to the shareholders to vote, and (iii) not transfer, sell, pledge or otherwise dispose or hypothecate any of his, her or its Contingent Shares unless the transferee of such shares agrees to be bound by the terms and conditions governing such Contingent Shares.

Pursuant to the Business Combination Agreement, after the occurrence of the following events (the “Triggering Events”) the Contingent Shares shall become vested and free of restrictions, in each case, as follows: (i) if the closing price of the SCAC Common Stock is greater than $12.50 per share (the “Minimum Target”) for 20 trading days over a 30 consecutive trading day period, then 1,625,000 Founder Contingent Shares and 1,375,000 Panavision Contingent Shares, shall vest and become free of restrictions, (ii) if the closing price of the SCAC Common Stock is greater $15.00 per share (the “Maximum Target”) for 20 trading days over a 30 consecutive trading day period, then all of the Founder Contingent Shares and the Panavision Contingent Shares that have not previously vested shall each vest in full and become free of the restrictions contemplated by the Business Combination Agreement, and (iii) if the price per SCAC Common Share paid or payable in connection with a Change of Control (as defined in the Business Combination Agreement), is (A) greater than the Minimum Target but less than the Maximum Target, then the number of Contingent Shares set forth in (i) shall vest and become free of the restrictions contemplated by the Business Combination Agreement and (B) greater than the Maximum Target Amount, then the number of Contingent Shares set forth in (ii) shall vest and become free of the restrictions contemplated by the Business Combination Agreement.

Financing

SCAC intends to finance the consideration for the Acquisitions primarily through a combination of cash held in its trust account, the issuance of SCAC Common Stock to the equityholders of Panavision and the SIM Sellers, the proceeds of the Debt Facilities (as defined below) and the proceeds from the PIPE Investment (as defined below).

Conditions to Closing

The Business Combination Agreement is subject to the satisfaction or waiver of certain closing conditions, including, among others, (1) approval of SCAC’s shareholders at SCAC’s extraordinary general meeting of shareholders scheduled for September 18, 2018, of the proposals set forth in SCAC’s definitive proxy statement filed with the Securities and Exchange Commission (“SEC”) on August 30, 2018 (the “SCAC Extension Approval”), (2) adoption by SCAC’s shareholders of the Business Combination Agreement and approval of certain related matters, including the change in SCAC’s jurisdiction of incorporation to Delaware and adoption of new governing documents and certain governance and other matters in connection therewith, issuance of shares of SCAC Common Stock in connection with the Acquisitions, and certain approvals required by the rules of the Nasdaq Capital Market (“Nasdaq”), (3) effectiveness of a registration statement on Form S-4 registering the shares of SCAC Common Stock to be issued as part of the Merger Consideration and SIM Purchase Price, (4) approval for the listing on Nasdaq of the shares of SCAC Common Stock to be issued as part of the Merger Consideration and SIM Purchase Price and the Panavision Contingent Shares, (5) the receipt of the Investment Canada Act Approval (as defined in the Business Combination Agreement) and the expiration or termination of the waiting period under the

Hart-Scott-Rodino Antitrust Improvements Act, (6) the consummation of the PIPE Investment prior to or concurrently with the Closing and the Sponsor PIPE Entity committing at least $30,000,000 thereof, (7) the consummation of the Debt Financing prior to or concurrently with the Closing, (8) the net tangible assets of SCAC (as determined in accordance with Rule 3a51-1(g)(1) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”)) totaling at least $5,000,001 after the Closing, (9) the Redemptions by SCAC’s public shareholders not exceeding more than 50% of the SCAC Common Stock held by the shareholders of SCAC at any time prior to the Effective Time, (10) the PIPE Investment proceeds used for purposes of satisfying any Redemptions by SCAC’s public shareholders not exceeding $25,000,000, (11) the amount of cash available to SCAC net of Redemptions and deferred underwriting commissions not being less than $125,000,000 less the deferred underwriting commissions and (12) no SIM Debt Exercise of Remedies has occurred (each as defined in the Business Combination Agreement).

Representations and Warranties

The Business Combination Agreement contains customary representations, warranties and covenants by SCAC, Panavision Acquisition Sub, SIM Acquisition Sub, Panavision, SIM and the SIM Sellers. Other than certain representations and warranties specified in the Business Combination Agreement, the representations and warranties of the respective parties to the Business Combination Agreement will not survive the closing of the Acquisitions but SCAC shall have the right to pursue recoveries under the R&W Policies (as defined in the Business Combination Agreement) pursuant to the terms and conditions thereof.

Termination

The Business Combination Agreement may be terminated at any time prior to the Closing (i) by mutual written consent of SCAC, Panavision, SIM and the Holder Representatives (as defined in the Business Combination Agreement), (ii) by SCAC, Panavision, SIM or the Holder Representatives upon the failure to obtain the SCAC Extension Approval, (iii) by SCAC, Panavision or the Panavision Holder Representative if a SIM Debt Exercise of Remedies has occurred, and (iv) in certain other circumstances set forth in the Business Combination Agreement, including if the Closing has not occurred by December 31, 2018, or, in certain circumstances set forth in the Extension Proxy Statement (as defined below), by March 31, 2019.

Related Agreements

Debt Facilities

On September 13, 2018, SCAC entered into a commitment letter (the “ABL Commitment Letter”) with Bank of America, N.A., Bank of Montreal and ING Capital LLC (collectively, the “ABL Lenders”), pursuant to which the ABL Lenders committed to provide a $250,000,000 ABL revolving credit facility (the “ABL Facility”) in accordance with the terms, and subject to the conditions, set forth in the ABL Commitment Letter for the purpose of, among other things, financing the consideration for the Acquisition. The ABL Facility will mature on the 5-year anniversary of the Closing Date and will not require any amortization. Borrowings under the ABL Facility will be available in U.S. Dollars, Canadian Dollars, Pounds Sterling and Euros (subject to the limitations provided in the ABL Commitment Letter) and shall bear interest, at SCAC’s option, at a rate equal to either an adjusted base rate, Canadian base rate, Canadian prime rate, Canadian BA rate, UK base rate or LIBOR rate, in each case plus an applicable margin (which shall change depending on the average availability). The applicable margin for the ABL Facility ranges from 0.50% to 1.00% for borrowings based on base rate, Canadian base rate or Canadian prime rate and ranges from 1.50% to 2.00% for borrowings based on LIBOR rate, Canadian BA rate or UK base rate.

On September 13, 2018, SCAC also entered into a commitment letter (the “Second Lien Commitment Letter”) with Solus Alternative Asset Management LP (the “Second Lien Lender”), pursuant to which the Second Lien Lender committed to provide a $100,000,000 second lien term loan credit facility (the “Second Lien Facility” and, together with the ABL Financing, the “Debt Facilities”) in accordance with the terms, and subject to the conditions, set forth in the Second Lien Commitment Letter for the purpose of, among other things, financing the consideration for the Acquisitions. The Second Lien Facility will mature on the 5.5-year anniversary of the Closing Date and will not require any amortization. Borrowings under the Second Lien Facility will be available in U.S. Dollars and shall bear interest, at SCAC’s option, at a rate equal to either an adjusted base rate or LIBOR rate, in each case plus an applicable margin of 6.00% or 7.00%, respectively.

PIPE Investment

Concurrently with the execution of the Business Combination Agreement, SCAC entered into subscription agreements (together with all exhibits, schedules, annexes and other attachments thereto, collectively, the “PIPE Documents”), with certain investors (collectively, the “PIPE Investors”) pursuant to which the PIPE Investors have collectively committed to subscribe for SCAC Common Shares for an aggregate amount equal to $55,000,000 (the “PIPE Investment”) to be consummated substantially concurrently with the Closing. Saban Sponsor II LLC (the “Sponsor PIPE Entity”), an affiliate of Saban Sponsor LLC, a Delaware limited liability company (“Sponsor”), has committed to subscribe for SCAC Common Shares for an aggregate amount equal to $30,000,000 of the PIPE Investment.

The Contribution Agreement

At the Closing, SCAC and the holders of SCAC Common Stock (including Sponsor) (the “Class F Holders”) that was converted from Class F Ordinary Shares pursuant to the Domestication (the “Converted Founder Shares”) intend to enter into a contribution and forfeiture agreement (the “Contribution Agreement”), pursuant to which, among other things, (i) the Class F Holders will contribute an aggregate of 2,000,000 Converted Founder Shares to SCAC, pro rata, which Converted Founder Shares will be cancelled for no consideration, (ii) 3,250,000 Converted Founder Shares will become subject to vesting and the restrictions set forth in the Business Combination Agreement (the “Founder Contingent Shares”), in each case, pro rata, and (iii) Sponsor and its affiliates will contribute all of the SCAC Warrants held by Sponsor or any of its affiliates to SCAC, which SCAC Warrants will be cancelled for no consideration, and will forfeit for no consideration any other rights to obtain SCAC Warrants (including in respect of that certain unsecured convertible promissory note issued by SCAC to Sponsor on March 12, 2018), in each case, on the terms and subject to the conditions set forth in the Contribution Agreement.

Registration Rights Agreement

At the Closing, the Class F Holders, the Sponsor PIPE Entity and the Principal Panavision Holders (as defined in the Business Combination Agreement), intend to enter into an amended and restated registration rights agreement (the “Registration Rights Agreement”), providing for, among other things, customary registration rights, including demand and piggy-back rights, subject to cooperation and cut-back provisions.

Lock-Up Agreement

At the Closing, each of Sponsor, the Principal Panavision Holders and the Principal SIM Holders (as defined in the Business Combination Agreement) intend to execute and deliver to SCAC a lock-up agreement (the “Lock-Up Agreement”), pursuant to which, among other things, Sponsor, the Principal Panavision Holders and the Principal SIM Holders will agree to certain restrictions regarding the transfer of SCAC Common Stock held or to be received by them, from the Closing until the earlier of (i) 180 days after the date of Closing and (ii) immediately prior to the closing of a transaction in which SCAC consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party that results in all of SCAC’s shareholders having the right to exchange their equity holdings in SCAC for cash, securities or other property.

Director Composition and Standstill Agreement

Concurrently with the execution of the Business Combination Agreement, SCAC, Sponsor, the Sponsor PIPE Entity, the Principal Panavision Holders and the Panavision Holder Representative entered into a director composition and standstill agreement (the “Director Composition and Standstill Agreement”), pursuant to which, among other things, (i) the Principal Panavision Holders and Sponsor will each have certain rights to designate directors to the Board of Directors of SCAC, (ii) the Principal Panavision Holders will agree not to take certain actions in respect of the members of the Board of Directors of SCAC designated by Sponsor, (iii) Sponsor will agree not to take certain actions in respect of the members of the Board of Directors of SCAC designated by the Principal Panavision Holders, (iv) the Panavision Holder Representative and Sponsor each have certain negative consent rights with respect to certain future actions taken by SCAC and its subsidiaries, and (v) each of Sponsor and SCAC will agree to take certain actions in connection with, or to facilitate, the Business Combination and the transactions contemplated by the Business Combination Agreement.

Employment Agreements

Concurrently with the execution of the Business Combination Agreement, SCAC, Panavision Acquisition Sub, SIM Acquisition Sub or a member of the applicable Company Group (as defined in the Business Combination Agreement) has entered into an employment agreement, with each of Kimberly Snyder and Bill Roberts (collectively, the “Employment Agreements”), that will become effective as of, and subject to, the Closing.

The description of the Business Combination Agreement and certain related agreements (the “Related Agreements”) set forth above and the transactions contemplated thereby does not purport to describe all of the terms of these agreements. This summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which will be filed, if not sooner, with the Company’s registration statement on Form S-4 with the SEC containing a preliminary proxy statement/preliminary prospectus of SCAC and the terms of which are incorporated by reference herein. The material Related Agreements will also be filed with the Company’s registration statement on Form S-4 with the SEC containing a preliminary proxy statement/preliminary prospectus of SCAC. You are urged to read the Business Combination Agreement and the Related Agreements in their entirety because they are the primary legal documents that will govern the Business Combination.

The above description of the Business Combination Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about SCAC, Panavision or SIM. The representations, warranties and covenants contained in the Business Combination Agreement were made only for purposes of the Business Combination Agreement as of the specific dates therein, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Business Combination Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in SCAC’s public disclosures.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The shares of SCAC’s common stock that may be issued in connection with the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act.

Item 7.01 Regulation FD Disclosure

On September 13, 2018, SCAC issued a press release announcing the execution of the Business Combination Agreement. The press release is attached as Exhibit 99.1 to this Current Report and incorporated into this Item 7.01 by reference.

Attached as Exhibit 99.2 to this Current Report and incorporated into this Item 7.01 by reference is the investor presentation that will be used by SCAC in making presentations to certain of SCAC’s shareholders and other persons with respect to the transactions contemplated by the Business Combination Agreement.

The information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing by SCAC under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filing. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1 and Exhibit 99.2.

Forward Looking Statements

Certain statements included in this communication are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include, but are not limited to, statements regarding our industry, future events, the proposed transaction among SCAC, Panavision and SIM, including the anticipated initial enterprise value and post-closing equity value as well as expected transaction structure and post-closing management, the estimated or anticipated future results and benefits of SCAC, Panavision and SIM following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, the expected post-transaction ownership and cash and debt balances, the expected timing of the closing of the transaction, future opportunities for the combined company, estimated synergies, the estimated pro forma revenue of Panavision and SIM, estimated adjusted EBITDA, and unlevered free cash flow estimates and forecasts of other financial and performance metrics and estimates of Panavision’s and SIM’s total addressable market. These statements are based on various assumptions and on the current expectations of SCAC’s, Panavision’s and SIM’s management and are not predictions of actual performance, nor are these statements of historical facts. These statements are based on the current expectations of SCAC’s, Panavision’s and SIM’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding SCAC’s, Panavision’s and SIM’s respective businesses and the transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, failure to achieve the necessary shareholder approval for the proposed extension of the date by which SCAC must consummate an initial business combination; changes in the business environment in which SCAC, Panavision and SIM operate, including a decline in production rates, changes in technology, industry standards, customer requirements and product offerings, and general financial, economic, regulatory and political conditions affecting the industry in which Panavision and SIM operate; labor disruptions; changes in taxes, governmental laws, and regulations; competitive product and pricing activity; difficulties of managing growth profitably; the loss of one or more members of SCAC’s, Panavision’s or SIM’s management team; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that the required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the transaction or that the approval of the stockholders of SCAC is not obtained; failure to realize the anticipated benefits of the transaction, including as a result of a delay in consummating the transaction or a delay or difficulty in integrating the businesses of SCAC, Panavision and SIM; uncertainty as to the long-term value of SCAC common stock; the inability to realize the expected amount and timing of cost savings and operating synergies; those discussed in SCAC’s Annual Report on Form 10-K for the year ended December 31, 2017 under the heading “Risk Factors,” as updated from time to time by SCAC’s Quarterly Reports on Form 10-Q and other documents of SCAC on file with the SEC or in the proxy statement/prospectus that will be filed with the SEC by SCAC. There may be additional risks that SCAC, Panavision or SIM do not presently know or that SCAC, Panavision and SIM currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide SCAC’s, Panavision’s and SIM’s expectations, plans or forecasts of future events and views as of the date of this communication. SCAC, Panavision and SIM anticipate that subsequent events and developments will cause SCAC’s, Panavision’s and SIM’s assessments to change. However, while SCAC, Panavision and SIM may elect to update these forward-looking statements at some point in the future, SCAC, Panavision and SIM specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SCAC’s, Panavision’s and SIM’s assessments as of any date subsequent to the date of this communication.

No Offer or Solicitation

This communication is not intended to, and does not, constitute an offer to sell, or the solicitation of an offer to buy or an invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed business combination among SCAC, Panavision and SIM or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Important Information For Investors And Stockholders

In connection with the proposed extension of the date by which SCAC must consummate an initial business combination, SCAC filed with the SEC a definitive proxy statement, dated August 30, 2018 and first mailed to shareholders on or about such date (the “Extension Proxy Statement”).

In connection with the transactions referred to in this communication, SCAC expects to file a registration statement on Form S-4 with the SEC containing a preliminary proxy statement and preliminary prospectus of SCAC. After the registration statement is declared effective, SCAC will mail a definitive proxy statement/prospectus to shareholders of SCAC.

This communication is not a substitute for the Extension Proxy Statement, the proxy statement/prospectus or registration statement or for any other document that SCAC may file with the SEC and send to SCAC’s shareholders in connection with the proposed transactions. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXTENSION PROXY STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of the Extension Proxy Statement, the proxy statement/prospectus (when available) and other documents filed with the SEC by SCAC through the website maintained by the SEC at http://www.sec.gov. Investors and security holders may also obtain these documents by requesting them in writing from us by addressing such request to our General Counsel at Saban Capital Acquisition Corp., 10100 Santa Monica Boulevard, 26th Floor, Los Angeles, CA 90067.

Participants in the Solicitation

SCAC and its directors and executive officers and other persons may be considered participants in the solicitation of proxies with respect to the proposed extension of the date by which SCAC must consummate an initial business combination under the rules of the SEC. SCAC, Panavision and SIM and their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies with respect to the proposed transactions under the rules of the SEC. Information about the directors and executive officers of SCAC is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 14, 2018. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are included in the Extension Proxy Statement and also will be included in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release of Saban Capital Acquisition Corp., dated September 13, 2018

99.2	Investor Presentation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Saban Capital Acquisition Corp.

Date: September 13, 2018	By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	Chief Executive Officer and President